UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

GRANITE CITY FOOD & BREWERY LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value per share

(Title of Class of Securities)

38724Q404

(CUSIP Number of Class of Securities Underlying Options)

James G. Gilbertson
Chief Financial Officer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416
(952) 215-0660

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Avron L. Gordon, Esq.

Brett D. Anderson, Esq.

Briggs and Morgan,

Professional Association
80 South Eighth Street, Suite 2200

Minneapolis, MN 55402
(612) 977-8400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$530,246*	$61.56

*                      Estimated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 189,529 shares of the Issuer’s common stock having an aggregate value of $530,246 based on the Black-Scholes option pricing model as of May 18, 2011 will be exchanged or cancelled pursuant to this offer.  The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of the value of the transaction.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$61.56
Form or Registration No.:	Schedule TO
Filing party:	Granite City Food & Brewery Ltd.
Date filed:	May 25, 2011

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third party tender offer subject to Rule 14d-1.

☒        issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 25, 2011, as previously amended and supplemented on June 6, 2011 and June 10, 2011 (collectively, the “Schedule TO”), related to an offer by Granite City Food & Brewery Ltd. (“Granite City”) to exchange options to purchase shares of its common stock, whether vested or unvested, that were granted to eligible employees with an exercise price in excess of $6.00 per share, as further described in the Offer to Exchange.

This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, and is the final amendment to the Schedule TO made to report the results of the Offer to Exchange.  Except as amended or supplemented hereby, all terms of the Schedule TO, and the exhibits thereto remain unchanged.

Item 4.  Terms of the Transaction.

(a)  Material Terms

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

“The offer expired at Midnight, Eastern Time, on June 23, 2011.  A total of 32 eligible employees participated in the Offer to Exchange.  We accepted for cancellation options to purchase an aggregate of 188,696 shares of our common stock, which were cancelled as of June 23, 2011, and, in exchange, delivered new options to purchase an aggregate of 188,696 shares of our common stock with an exercise price of $2.00 per share.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRANITE CITY FOOD & BREWERY LTD.

Date: June 24, 2011	By:	/s/ James G. Gilbertson
James G. Gilbertson
Chief Financial Officer

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